REVIEWED FINANCIAL STATEMENTS

Thrivelab Co
Years Ended December 31, 2022 and 2021
With Independent Accountant's Review Report

Thrivelab Co
Financial Statements

Years Ended December 31, 2022 and 2021

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Thrivelab Co
San Clemente, CA

I have reviewed the accompanying financial statements of Thrivelab Co, which comprises of the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of Thrivelab Co, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
March 7, 2023

2


Thrivelab Co
Balance Sheets


| | December 31, | |
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents *(note1)*	$ **184,622**	$ 127,796
Accounts receivables *(note 1)*	**10,376**	4,917
Inventory *(note 1)*	**-**	27,958
Prepaid expenses	**47,743**	2,687
Total current assets	**242,741**	163,358
Fixed Assets		
Office and medical equipment *(note 1)*	**21,472**	15,289
Less: Accumulated depreciation	**(8,221)**	(2,547)
Net fixed assets	**13,251**	12,742
Other assets		
Deferred tax asset *(note 2)*	**-**	-
Patent *(note 3)*	**200**	200
Total assets	$ **256,192**	$ 176,300
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**147,815**	14,833
Accrued expenses	**46,310**	15,255
Interest payable	**315,861**	22,187
Payroll tax advance	**-**	28,713
Revenue share (note 4)	**74,874**	-
Due from related party *(note 5)*	**28,474**	-
Total current liabilities	**613,334**	80,988
Notes payable- long-term *(note 6)*	**3,900,000**	900,000
Total liabilities	**4,513,334**	980,988
Stockholders' equity (deficit):		
Class A Common Stock, no par value *(note 7)*		
Authorized shares, 10,000		
Issued and outstanding shares, 2,000	**223,096**	171,380
Retained deficit	**(4,480,238)**	(976,068)
Total stockholders' equity (deficit)	**(4,257,142)**	(804,688)
Total liabilities and stockholders' equity	$ **256,192**	$ 176,300

See Independent Accountant's Review Report.

Thrivelab Co

Statements of Operations

	December 31, 2022	December 31, 2021
Revenue non-recurring	$ 351,148	$ 85,105
Revenue - recurring	1,481,434	108,557
Less: Cost of goods sold	(932,036)	(94,591)
Gross Margin	900,546	99,071
Expenses:		
Advertising and marketing fee	1,827,153	448,571
Bad debt expense	10,376	230
Payment processing charges	47,319	3,184
Depreciation	5,553	2162
Dues and subscriptions	5,110	-
Insurance	23,679	9,650
Office expenses	47,532	25,560
Payroll expenses-management	646,742	173,911
Payroll expenses	984,972	159,283
Payroll taxes and benefits	120,065	35,971
Recruiting expenses	19,190	639
Taxes and Licenses	10,906	1,343
Telecommunications	37,184	7,338
Training	11,945	-
Travel	16,424	5,306
Website and Software development	287,504	167,271
Total operating expenses	4,101,654	1,040,419
Operating loss	(3,201,108)	(941,348)
Other income / (expense)		
Exchange rate gain or loss	-	(33)
Miscellaneous income	-	12,445
Interest expense	(303,062)	(22,187)
Total other expense	(303,062)	(9,775)
Net loss	$ (3,504,170)	$ (951,123)

See Independent Accountant's Review Report.

Thrivelab Co

Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock (no par)	Retained Equity	Total
Balance at December 31, 2019	$ -	$ -	$ -
Net Loss	-	(24,945)	(24,945)
Shareholder's contribution	65,619	-	65,619
Balance at December 31, 2020	$ 65,619	$ (24,945)	$ 40,674
Net Loss	-	(951,123)	(951,123)
Shareholder's contributions	105,761	-	105,761
Balance at December 31, 2021	$ 171,380	$ (976,068)	$ (804,688)
Net Loss	-	(3,504,170)	(3,504,170)
Shareholder's contributions	51,716	-	51,716
Balance at December 31, 2022	$ 223,096	$ (4,480,238)	$ (4,257,142)

See Independent Accountant's Review Report.

Thrivelab Co

Statements of Cash Flows

	December 31, 2022	December 31, 2021
Operating activities		
Net loss	$ (3,504,170)	$ (951,123)
Add: depreciation expense	5,674	2,162
Increase in accounts receivable	(5,459)	(4,917)
Increase in inventory	27,958	(16,365)
Increase in prepaid expenses	(45,056)	(2,687)
Increase in accounts payable	132,982	14,833
Increase in accrued expenses	31,055	15,255
Increase in interest payable	293,674	22,187
Increase in payroll tax advance	(28,713)	28,713
Increase in revenue share	74,874	-
Increase in related party payable	28,474	-
Net cash used (provided)by operating activities	(2,988,707)	(891,942)
Investing activities		
Patent	-	(200)
Fixed assets	(6,183)	(10,656)
Net cash used in investing activities	(6,183)	(10,856)
Financing activities		
Proceeds from long-term note payable	3,000,000	850,000
Proceeds from capital contribution	51,716	105,761
Net cash provided by financing activities	3,051,716	955,761
Net (decrease) increase in cash and cash equivalents	56,826	52,963
Cash and cash equivalents at beginning of year	127,796	74,833
Cash and cash equivalents at end of year	$ 184,622	$ 127,796

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report.

Notes to Financial Statements
December 31, 2022

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Thrivelab Co, (the Company), a development stage entity was formed on July 23, 2020 (**"Inception"**) in the State of California. The financial statements of Thrivelab Co, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Clemente, California.

Thrivelab (TL) is a health-tech start up that combines lab diagnostics, telemedicine and antiaging therapies into an online platform. The Company is on a mission to make hormone health accessible and affordable nationwide. TL's core product, Thrive Optum is a subscription-based hormone optimization program that offers inexpensive diagnostics ($45), a proprietary network of specialized providers, convenient telehealth appointments and monthly plans that alleviate the symptoms of hormone imbalance for a fraction of the market rate cost.

Thrivelab's hormone health program includes a patent pending blend of treatment protocols, nutraceuticals & technology to resolve hormone imbalance. The company has built AI and ML tools to compress the time to treatment and improve diagnostics which has driven best in class retention and outcomes and led rapid nationwide expansion. The company has a product / program roadmap with 12 additional line extensions and 4 brand extensions focused on anti-aging, regenerative medicine, aesthetics, energy management, sexual health and wellness. The executive leadership have extensive clinical, technology and operational experience scaling best in class organizations. Clinical providers go through extensive training and credentialing to deliver exceptional patient outcomes. The in-house technology team consists of front-end, dev-ops, back-end, interoperability, data science, robotics process automation and UI/UX in strategic nearshore and offshore teams that operate on an agile based software development life cycle (SDLC) in version 1.3 of its ecosystem.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

See Independent Accountant's Review Report.

In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. Our patent may not be granted or could be unenforceable or ineffective.

During the next 12 months, the Company intends to operate (for payroll, marketing and sales, executive management team acquisition and expansion of its territory) largely with funding from founders, equity offerings, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high quality banking institutions. The Company did not have cash balances in excess of the Federal Deposit Insurance Corporation limit as of December 31, 2022 and 2021, respectively.

See Independent Accountant's Review Report.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

See Independent Accountant's Review Report.

Notes to Financial Statements (continued)
December 31, 2022

Accounts Receivables

Accounts receivable are recorded at invoiced amount and generally do not bear interest. At December 31, 2022 and 2021, respectively, an allowance for doubtful accounts was not set up due to lack of historical collection experience, and 99% of accounts receivable were deemed collectible.

Inventory

Inventories are valued at the lower of cost or market value, adjusted for the value of the inventory that is estimated to be excess, obsolete or otherwise unsaleable.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $750 or more. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for office and medical most computer equipment ranges primarily from three to five years. Repairs and maintenance performed on equipment or software are expensed as incurred.

2. Income Taxes

The Company files income tax returns for U.S. federal income tax purposes and in the state of California. All income tax returns filed by the Company are subject to examination by taxing authorities. The differences of losses between financial statements and tax losses are related primarily to depreciable assets- use of different depreciation methods and lives for financial statement and income tax purposes.

There is no income tax provision or benefit recorded for the years ended December 31, 2022, 2021and 2020, as the company decided to set up an allowance account. Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years. The Company's federal and state net operating loss carryforwards, that may be used to offset future taxable income are as follow:

| | Federal | | State | |
	2022	prior	2022	prior
NOL Carryover	$ 3,504,170	$ 966,622	$ 3,504,170	$ 954,808
Deferred tax asset related to NOL	735,875	196,860	309,767	82,172
Less: valuation allowance	(735,875)	(196,860)	(309,767)	(82,172)
	$ -	$ -	$ -	$ -

See Independent Accountant's Review Report.

Thrivelab Co

Notes to Financial Statements (continued)
December 31, 2022

3. Patent

TL has a patent pending (application 63332337) for its core product ThriveOptum that covers its proprietary artificial intelligence engine for diagnostics and product recommendation for initial plan creation and ongoing case management. It also covers Thrivelab's proprietary hormonal supplement named "Longevity Blend" that includes 31 materials.

4. Revenue share Agreement

A Revenue Share Agreement ("Agreement") was made and entered into as of 06.08.2022 ("Effective Date") between CFT Clear Finance Technology Corp (Buyer) and the Thrivelab Co (Seller). Thrivelab received an advance of $110,000 and in return agreed to sell, assign and transfer the Specified Amount. of Future Receivables to CFT Clear. THIS IS A PURCHASE AND SALE TRANSACTION, NOT A LOAN.

"Specified Future Receivables" shall mean, for each successive 30 calendar day period starting on the Closing Date, Future Receivables, except that (i) if we determine that the aggregate of all Future Receivables during such period exceeds $102,666.67 (such excess amount of Future Receivables during such period referred to as the "Excess Future Receivables"), and (ii) provided that no Event of Default has ever occurred and that you are in compliance with this Agreement at all times, we will deem the Excess Future Receivables to be zero until the end of such period. For the avoidance of doubt, on the first calendar day of each successive 30 calendar day period, Specified Future Receivables shall be Future Receivables as if the Excess Future Receivables for such period is zero.

Provided that no Event of Default has ever occurred and that you are in compliance with this Agreement at all times, we will deduct the Discount Credit (an amount equal to the Eligible Proceeds, multiplied by the Percentage Discount 6%) from the Specified Amount ($123,200) you are required to deliver to us. All Discount Credits will be calculated by us based on our records, which such calculation shall be conclusive absent manifest error.

5. Related party Payable

From time-to-time, the related party advances the Company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand. Related party include director's executive officers or their companies.

See Independent Accountant's Review Report.

Notes to Financial Statements (continued)
December 31, 2022

6. Note Payable

A convertible note-payable in the amount of $3,900,000 is owed to John Nocher, at 12% per annum, based on a 365-day year.

The Loan Balance on this Note shall become fully due and payable on the earlier of: (i) the three-year anniversary of the date of this Note (the "Maturity Date"); (ii) an Event of Default (as defined in the agreement), or (iii) unless the Holder elects, in writing, to convert the outstanding Loan Balance into Common Stock in connection with, the consummation of a merger, acquisition, divestiture, or other sale of all or substantially all of the equity, business or assets of the Company (such event, a "Liquidation Event") (of which event the Company has provided Holder at least twenty (20) days' prior written notice); provided, however, that, notwithstanding anything in this Note to the contrary, (x) at the Maturity Date or in the event of a Non-Qualifying Financing, the Holder shall have the right to elect to convert the then-outstanding unpaid Principal Amount into Common Stock of the Company in accordance with conversion terms noted in the agreement, providing written notice to the Company of its election to so convert at least one (1) business day prior to either the Maturity Date or the initial closing of the Non-Qualifying Financing, as applicable, and the Note shall automatically convert into shares of Common Stock in connection with a Qualifying Financing, as set forth in the agreement.

7. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote.

8. Commitments and Contingencies

As of the date of issuance of financials March 7, 2023, the company has no commitments or contingencies.

See Independent Accountant's Review Report.

Notes to Financial Statements (continued)
December 31, 2022

9. Going Concern

During the years ended December 31, 2022, 2021 and 2020, the Company had net losses of approximately $3,504,170, $951,123 and $24,945, respectively, due to developing and launching new products as well as expanding service coverage in new states. The Company continues to grow its customer base, develop its sales force and enhance its marketing capabilities, with additional funding required to accelerate customer acquisition and improve its product offering. Weather and when the Company can attain profitability and consistently achieve positive cash flows is uncertain and is contingent upon several factors, including ongoing capital required for expansion, customer acquisition costs and customer retention rates. These uncertainties may cast doubt upon the Company's ability to continue as a going concern.

The Company has raised and will continue to raise additional capital through equity offerings in 2023 to expand to new markets and increase recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

10. Subsequent Events

Management has evaluated subsequent events through March 7, 2023, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred which would have a material effect on these financial statements.

See Independent Accountant's Review Report.